Broadwind, Inc.

3240 South Central Avenue

Cicero, Illinois 60804

October 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Gregory Herbers

Re:	Broadwind, Inc.
Registration Statement on Form S-3
File No. 333-274644

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Broadwind, Inc. (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 9:00 a.m., Eastern Time, on October 12, 2023, or as soon thereafter as is practicable.

The Company hereby acknowledges the following:

•should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please contact our counsel, Michele Kloeppel of Thompson Coburn LLP at 314.552.6170, should you have any questions regarding the foregoing.

Sincerely,

BROADWIND, INC.

By: /s/ Thomas A. Ciccone
Name: Thomas A. Ciccone
Title: Vice President and Chief Financial Officer